                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                               I.C.H. Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44926L300
             ------------------------------------------------------
                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 941-262-8577
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              November 17, 1997
            ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 44926L300                                                Page -2- of 5
--------------------                                        --------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III           ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /

                                                                   (b)  / /
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00**
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

          ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        155,982***
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                         146,398***
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                         155,982***
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                          146,398***
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         302,380
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN-IA**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See response to Item 3, herein.
*** See response to Item 5(b), herein.

                                                                        -3- of 5

     The purpose of this Amendment No. 3 is to amend the previously amended
Schedule 13D filed by Lloyd I. Miller, III ("Miller") in connection with the Common Stock, $0.01 par value per share (the "Shares"), of I.C.H. Corporation, a Delaware corporation (the "Company") to report that since Miller's previous
Schedule 13D filing, Miller has purchased 42,000 additional Shares and to reflect a new percentage of ownership due to both the purchase of such additional Shares and a decrease in the number of outstanding Shares from 2,793,550 to 2,297,023 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. In addition, a purchase on October 30, 1997 by Trust A-4 of 800 Shares of the Company at $3.325 per share, and a purchase by Trust C on the same day of 13,700 Shares at $3.2476 per share, were not reported in the previously amended Schedule 13D filed by Miller. Items 3 through 7 are amended and Items 3, 4 and 5 are restated in their entirety as follows.


Item 3.   Source and Amount of Funds or Other Considerations
          --------------------------------------------------

     Miller is the Investment Adviser to Trust A-1, Trust A-3, Trust A-4 and Trust C (the "Trusts"). Trust A-1, Trust A-3, and Trust A-4, were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts (Trust A-2 is not relevant for the purpose of this filing). Trust A and Trust C were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A and Trust C. All of the Shares purchased by Miller as Investment Adviser to the Trusts were purchased by funds generated and held by the Trusts. The total purchase price for the Shares was $6,525.00 for Trust A-1, $66,806.70 for Trust A-3 and $316,545.75 for Trust A-4 and $114,205.62 for Trust C.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P., a Georgia limited Partnership established pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement" and, together with the Partnership Agreement, the "Partnership Agreements"), dated December 11, 1996. All of the Shares purchased by Miller on behalf of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners, or money generated and held by Milfam I, L.P. All of the Shares purchased by Miller on behalf of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam II, L.P. The total purchase price for the Shares was $537,302.68 for Milfam I, L.P. and $35,533.70 for Milfam II, L.P.

     The Company emerged from Chapter 11 bankruptcy on February 19, 1997 (the "Effective Date"), pursuant to a plan of reorganization confirmed on February 7, 1997 (the "Plan"). 15,000 shares of the "old" Preferred Stock were purchased by Trust A-1 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for 3,000 Shares currently held by Trust A-1. 10,290 of the "old" Preferred Stock were purchased by Trust A-3 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for 2,058 Shares currently held by Trust A-3. 350,000 shares of the "old" Common Stock were purchased by Trust A-3 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for 9,415 Shares currently held by Trust A-3.

Item 4.   Purpose of the Transaction
          --------------------------

     Miller may from time to time use his beneficial ownership of the 302,380 Shares to influence management of the Company going forward. Miller may use a variety of means to express his views to management, including, seeking to nominate himself or others to the Company's board of directors. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he benefically owns.

     Other than the above, Miller has no specific plan or proposal which relates to, or could result in, any of the matters referred to in Paragraphs (a) through (j), inclusive of Item 4 of the Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) Miller beneficially owns 302,380 Shares (13.1% of the outstanding Shares based on 2,297,023 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997) pursuant to the Trust Agreement, with respect to the Shares held of record by the Trusts and pursuant to the Partnership Agreements and the Operating Agreement, with respect to the Shares held of record by Milfam I, L.P. and Milfam II, L.P. As of the date hereof, 3,000 Shares are owned of record by Trust A-1; 16,100 Shares are owned of record by Trust A-3; 93,198 Shares are owned of record by Trust A-4; 34,100 Shares are owned by Trust C; 145,982 Shares are owned of record by Milfam I, L.P., and 10,000 Shares are owned of record by Milfam II, L.P.

                                                                        -4- of 5

     (b) Miller has shared voting power and shared dispositive power for all such Shares held of record by the Trusts and sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P. and Milfam II, L.P.

     (c) The following tables detail the purchases by Trust A-4, Milfam I, L.P. and Milfam II, L.P. effected since the last filing. Trust A-1, Trust A-3 and Trust C did not purchase any Shares during such period. All of the transactions were open market transactions.

       -------------------------------------------------------------------------
                                      Trust A-4
       -------------------------------------------------------------------------
       Date of Transaction        Number of Shares          Price Per Share ($)
       -------------------------------------------------------------------------

            11/7/97                    2,300                       3.401
       -------------------------------------------------------------------------
            11/10/97                     900                       3.442
       -------------------------------------------------------------------------
            11/17/97                   3,600                       3.079
       -------------------------------------------------------------------------
            11/18/97                   2,600                       3.179
       -------------------------------------------------------------------------
            11/19/97                   5,200                       3.515
       -------------------------------------------------------------------------
            11/25/97                   2,800                       3.521
       -------------------------------------------------------------------------
            12/9/97                    1,300                       3.796
       -------------------------------------------------------------------------
            12/10/97                   2,700                       3.772
       -------------------------------------------------------------------------
            12/15/97                     200                       3.848
       -------------------------------------------------------------------------
            12/31/97                   6,000                       3.640
       -------------------------------------------------------------------------


       -------------------------------------------------------------------------
                                    MILFAM I, LP
       -------------------------------------------------------------------------
       Date of Transaction        Number of Shares          Price Per Share ($)
       -------------------------------------------------------------------------
            11/11/97                   2,000                       3.349
       -------------------------------------------------------------------------
            12/16/97                   2,400                       3.780
       -------------------------------------------------------------------------


       -------------------------------------------------------------------------
                                    MILFAM II, LP
       -------------------------------------------------------------------------
       Date of Transaction        Number of Shares          Price Per Share ($)
       -------------------------------------------------------------------------
            11/14/97                   4,300                       3.265
       -------------------------------------------------------------------------
            12/8/97                    2,000                       3.780
       -------------------------------------------------------------------------
            12/11/97                   3,700                       3.766


     (d) Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 145,982 Shares; Milfam II, L.P. has the right to receive dividends from and proceeds of the sale of 10,000 Shares; Trust A-1 has the right to receive dividends from and proceeds of the sale of 3,000 Shares; Trust A-3 has the right to receive dividends from and proceeds of the sale of 16,100 Shares; Trust A-4 has the right to receive dividends from and proceeds of the sale of 93,198 Shares; Trust C has the right to receive dividends from and proceeds of the sale of 34,100 Shares. Neither Milfam I, L.P., Milfam II, L.P. nor the Trusts have the right to direct such dividends or proceeds.

                                                                        -5- of 5


Item 6 is hereby amended by adding the following language after the last paragraph.

    The Milfam II Partnership Agreement contains identical language to the language set forth above with respect to the Partnership Agreement.

Item 7 is hereby amended by adding the following Exhibit:

    Exhibit     Document
    -------

      99.4     Milfam II, L.P. Partnership Agreement, dated December 11, 1996.


    After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated:    January 7, 1998

                                        By: /s/ Lloyd I. Miller, III
                                            ------------------------
                                            Lloyd I. Miller, III